Schedule 13D	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ameritrans Capital Corporation

(Name of Issuer)

9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00)

(Title of Class of Securities)

03073H207

(CUSIP Number)

Robert C. Ammerman (617) 478-9612 c/o Capital Resource Partners, 31 State Street, Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H207	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. Robert C. Ammerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,759 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 98,759 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,759 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 pages

Schedule 13D

This Amendment No. 6 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange commission on December 17, 2010 by Robert C. Ammerman with respect to shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) of Ameritrans Capital Corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Mr. Ammerman, personally and through self-directed retirement accounts, is the owner of 98,759 shares of Preferred Stock of the Issuer (the “Record Shares”). Mr. Ammerman acquired the Record Shares with approximately $782,000 in personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	Mr. Ammerman, personally and through self-directed retirement accounts, is the record and beneficial owner of the Record Shares (i.e., 98,759 shares of Preferred Stock).

The Record Shares represent 32% of the Preferred Stock of the Issuer, which percentage is calculated based upon 300,000 shares of Preferred Stock reported to be outstanding in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

(b)	Number of shares as to which Mr. Ammerman has:

(i)	sole power to vote or to direct the vote:

98,759 shares

(ii)	shared power to vote or direct the vote:

0 shares

(iii)	sole power to dispose or to direct the disposition:

98,759 shares

(iv)	shared power to dispose or to direct the disposition:

0 shares

(c)

Between December 9, 2010 and December 14, 2010, Mr. Ammerman acquired 40,570 shares of Preferred Stock in open market transactions at a price of $9.00 per share. On December 29, 2010 and December 30, 2010, Mr. Ammerman acquired an additional 11,100 shares of Preferred Stock in open market transactions at a price of $9.03 per share. Between January 5, 2011 and January 19,

Page 3 of 5 pages

2011, Mr. Ammerman acquired 2,150 shares of Preferred Stock at a price of $9.03 per share and 9,900 shares at $9.00 per share in open market transactions. Between February 1, 2011 and April 8, 2011, Mr. Ammerman acquired 500 shares of Preferred Stock at a price of $9.00 per share; 2,080 shares at a price of $9.50 per share; 300 shares at a price of $9.25 per share, and 3,620 shares at a price of $9.30 per share in open market transactions. Between June 21 and June 23, 2011, Mr. Ammerman acquired 3,877 shares of Preferred Stock at a price of $9.50 per share in open market transactions. Between October 6 and October 25, 2011, Mr. Ammerman acquired 549 shares of Preferred Stock at a price of $5.00 per share in open market transactions. Between October 25 and October 31, 2011, Mr. Ammerman acquired 2,000 shares of Preferred Stock at a price of $4.25 per share in open market transactions. Between November 2 and November 15, 2011, Mr. Ammerman acquired 1,113 shares of Preferred Stock at a price of $4.00 per share in open market transactions. Between May 16, 2012 and May 31, 2012, Mr. Ammerman acquired 1,000 shares of Preferred Stock at a price of $1.00 per share; 2,500 shares at $1.10 per share; 1,500 shares at $1.25 per share. On July 18, 2012, Mr. Ammerman acquired 250 shares of Preferred Stock at a price of $1.10 per share. Between August 10, 2012 and August 17, 2012, Mr. Ammerman acquired 854 shares of Preferred Stock at a price of $1.10 per share. Between September 10, 2012 and September 12, 2012, Mr. Ammerman acquired 1,895 shares of Preferred Stock at a price of $1.10 per share.

(d)	Not applicable.

(e)	Not Applicable.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2012

/s/ Robert C. Ammerman
Robert C. Ammerman

Page 5 of 5 pages